1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

July 8, 2015

Mr. Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI Ltd

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Filed May 8, 2015

Response Dated June 12, 2015

Form 8-K Filed May 7, 2015

File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI Ltd (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 23, 2015, with respect to the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2015, File No. 001-33628, filed with the Commission on May 8, 2015 (the “Quarterly Report”) and the Company’s Form 8-K, File No. 001-33628, filed with the Commission on May 7, 2015 (the “Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2014 Annual Report unless otherwise specified.

Form 10-Q for Fiscal Quarter Ended March 31, 2015
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51
Known Trends and Uncertainties, page 54

1.	Your response to prior comment 3 specifies that you have a basis to state there is a reasonable likelihood of further ceiling test impairments. However, you do not believe that you can reliably quantify the reasonably possible near-term financial impact. Based on the nature of the full cost ceiling limitation, it appears that you should have sufficient information to estimate the potential near-term financial impact of further impairment, especially with a view toward the next reporting period. Please revise your disclosure to provide quantification if you continue to believe further impairment charges are reasonably likely in the near-term.

Securities and Exchange Commission

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that although we do believe that we will have further impairments in our fourth fiscal quarter, we still do not have a basis at this time on which to reliably quantify the reasonably possible near-term financial impacts of possible further ceiling test impairments. Although we could reliably estimate price changes at this point, we are still in the process of determining end-of-period future development and lease operating cost estimates (which have been rapidly changing), additions and revisions to prior proved reserve estimates, changes to drilling schedules, which impact the timing of PDNP and PUD reserve development and reevaluation of our long-range plan, which is expected to impact PUDs included under the five-year rule.

In addition, we had a number of strategic transactions under way at the time the third quarter 10Q was filed and the last response letter was filed that were expected to close in the fourth quarter that would have a significant impact on any calculation of future ceiling test impairment, however forecasting the probability of closing a transaction by June 30, 2015 as well as the expected terms and conditions of any transaction(s) was uncertain. For example, we had an active ongoing process to sell certain non-core assets that ultimately resulted in the sale of the Easy Bay Field on June 30, 2015 for consideration of $21MM plus the assumption of a $55MM Asset Retirement Obligation (ARO), which will have an impact on our capitalized costs as well as our future net revenues. In addition, we closed the sale of the Grand Isle Gathering System (GIGS) pipeline on June 30, 2015 for $245MM in cash plus the assumption of a $7MM ARO. The cash proceeds were accounted for as a reduction to the capitalized oil and gas property costs. EXXI also leased back these assets which had an impact on future transportation and gathering expenses. Because of the potential significance these transactions may have had on both capitalized costs and future net revenues, trying to assess the probability of closing a transaction and, under what terms and conditions the assets would be sold / leased back, our ability to forecast a ceiling test limitation at the time that we filed our third quarter 10Q, as well as our last response letter, was impractical. Although we could assess the impact of these fourth quarter transactions now, we still do not have enough information to reliably quantify the possible further ceiling test impairments as of March 31, 2015, given that we have a June 30 fiscal year end and there are a number of activities in process during the June 30 quarter which may significantly impact future net revenues from proved oil and gas reserves. Our management is in the process of finalizing our fiscal 2016 budget and related long-range plan. Forecasted capital levels as well as development plans can significantly impact production volumes as well as the inclusion of PUDs under the five-year rule (each of which can impact Future Net Revenues (FNR). After management finalizes these plans, they are subject to review and approval by our board of directors in mid-July, which may further impact forecasted results. We have also experienced significant decreases in Lease Operating Expenses (LOE) as well as Future Development Costs (FDC). We are in an extremely dynamic cost environment and work is ongoing in reviewing and documenting these cost reductions to determine what can be properly included in the year- end reserve report. Because these reductions are significant, they could have a significant impact on FNR that cannot be reliably measured now. In addition, the year-end audit of the proved reserves by Netherland, Sewell & Associates, Inc. (NSAI) is also a dynamic process that continues into August which can result in other reserve revisions which may impact FNR. Lastly, our Director of Corporate Reserves is leaving the Company, which has required the Company to devote significant time in transitioning his successor and increased time in preparing reserves.

We respectfully submit that given the impact of our strategic sales in the fourth quarter and all of the activities and processes that are in process, the range of outcomes using all reasonably possible estimates for the multiple variables relevant to a ceiling test would be so broad as to not provide meaningful quantifiable information and could be potentially misleading. In addition, attempting to perform such analysis would still require a significant diversion of resources and potentially delay our year-end reserves analysis for the fiscal year ended June 30, 2015.

Securities and Exchange Commission

As stated in our prior response, we will, in conducting our ceiling test for fiscal year ended June 30, 2015, review our analysis with a view toward possible disclosure of quantification of reasonably possible near term financial impacts from further ceiling test impairments if we continue to believe further impairments are reasonably likely and we can determine that we have a reasonable basis on which to make an estimate of such impacts that would be meaningful to investors. This analysis should be simpler when assessing potential impairments for the first fiscal quarter of 2016, as there will not be as many activities in process or estimated future net revenues in flux, and further pricing impact can be reasonably estimated at the time we expect to file our annual report for the year ended June 30, 2015. Given that commodity prices began falling precipitously in the beginning of our second fiscal quarter of 2015 and the use of twelve month look-back on average prices for the ceiling test, we do not currently expect that there will be significant further impairments after the first fiscal quarter of 2016 unless there are other factors which are expected to impact future net revenues from proved oil and gas reserves. We also undertake to continuously monitor for potential impairments beyond first fiscal quarter of 2016 with a view toward disclosure of reasonably possible near-term financial impacts from further ceiling test impairments if we have a basis to believe further impairments are reasonably likely and we can determine that we have a reasonable basis on which to make an estimate of such impacts that would be meaningful to investors.

Form 8-K Filed May 7, 2015
Exhibit 99.1

2.	Your response to prior comment 5 indicates that the adjustments you are labeling as “non-recurring” meet the specified criteria in Item 10(e)(1)(ii)(B) of Regulation S-K because the expenses comprising the adjustments are not reasonably likely to recur within two years and there were no similar expenses within the prior two years. Given the variety of expenses described in your response that comprise the adjustments labeled as “non-recurring,” please add clarifying disclosure that provides appropriate detail as to the components of each adjustment for the periods presented.

RESPONSE:

We acknowledge the Staff’s request and propose that we will separately itemize all components of our non-recurring expenses and other adjustments in our earnings releases going forward, including our earnings release for our fourth fiscal quarter. Using the itemized approach, the non-gaap reconciliation for our third fiscal ended March 31, 2015 would have appeared as follows:

Securities and Exchange Commission

	Three Months Ended March 31,		Nine Months Ended March 31,
	2015	2014	2015	2014

Net Income (Loss)	$(584,317)	$7,292	$(964,599)	$60,926

Interest expense, net	83,808	41,833	215,030	108,724
Impairment of oil and natural gas properties	739,941	0	739,941	0
Depreciation, depletion and amortization	190,174	99,899	528,773	303,628
Goodwill impairment	0	0	329,293	0
Income Tax Expense (Benefit)	(336,592)	14,565	(352,059)	50,559

EBITDA	93,014	163,589	496,379	523,837

Adjustments to EBITDA
Accretion of asset retirement obligations	12,106	6,066	37,723	20,817
Acquisition and integration costs and disposition costs	2,719	9,000	3,113	9,000
One-time litigation accrual	500	0	500	0
Severance and departing director consulting payments	546	100	17,408	100
One time bank fee related to covenant waiver	0	0	1,500	0
Consulting payments relating to Company strategic review	502	0	502	0
Non-cash compensation expense related to one-time grant	493	0	493	0
Adjusted EBITDA	$109,880	$178,755	$557,619	$553,754

Adjusted EBITDA per Share
Basic	$1.16	$2.54	$5.93	$7.54
Diluted	$1.16	$2.54	$5.92	$7.53

Weighted Average Number of Common Shares Outstanding
Basic	94,408	70,437	94,076	73,415
Diluted	94,408	70,502	94,234	73,493

Please note that in reviewing our adjustments for the third fiscal ended March 31, 2015, we determined that we incorrectly included a non-cash adjustment of $225,000 of non-cash compensation expense in the non-gaap reconciliation included in our Form 8-K filed on May 7, 2015, which has been excluded from the revised table above. Given that the adjustment was an immaterial amount relative to our Adjusted EBITDA and also non-cash, we do not believe this error requires a corrective earnings release. However, we will be certain to exclude that amount in our calculation of Adjusted EBITDA for the twelve months ended June 30, 2015 in our earnings release for our fourth fiscal quarter.

*	*	*	*	*

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Securities and Exchange Commission

Very truly yours,

ENERGY XXI LTD

By:	/s/Bruce W. Busmire
Name:	Bruce W. Busmire
Title:	Chief Financial Officer

cc:	Sarah K. Morgan